Morgan Stanley Liquid Asset Fund Inc.
Exhibit 77D: Policies with respect to security investments

Effective December 13, 2012, the Board of Directors of
Morgan Stanley Liquid Asset Fund Inc. approved investments by the Fund in municipal securities eligible under Rule 2a-7 of the Investment Company Act of 1940, as amended, as a principal investment strategy.